Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D. Corriero
Partner
jcorriero@stradley.com
215.564.8528

February 18, 2025

Via EDGAR Transmission
Daniel Greenspan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington DC 20549

Re:	Abacus FCF ETF Trust (formerly, TrimTabs ETF Trust) (the “Trust”)
File Nos. 333-198603 and 811-22995

Dear Mr. Greenspan:

You previously provided comments to Post-Effective Amendment No. 75, Amendment No. 76, to the Trust’s Registration Statement (the “Amendment”), which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on April 19, 2024, to register shares of the Abacus FCF Small Cap Leaders ETF (formerly, the FCF US Small Cap ETF) (the “Fund”), a series of the Trust. On February 7, 2025, we filed correspondence responding to those comments (the “Initial Response Letter”). On February 14, 2025, you provided additional comments to the Amendment and, therefore, I am writing to respond to those additional comments. I have reproduced your comments below, followed by our responses.  Any capitalized terms which are not defined herein have the same meaning as in the Amendment.

Prospectus Comments

1.	Please confirm supplementally that the Fee Waiver Agreement is not subject to recoupment by the Adviser.

RESPONSE: The Trust confirms that the Fee Waiver Agreement is not subject to recoupment by the Adviser.

Pennsylvania • New Jersey • Delaware • DC • New York • Illinois • California
A Pennsylvania Limited Liability Partnership

2.
The Fund and Index Provider need to define “small cap” in way that ensures that 80% of the value of the Fund’s assets are in investments suggested by the Fund’s name, Abacus FCF Small Cap Leaders ETF.  We have generally allowed capitalization ranges to accommodate the fluctuation over time of what is considered “small cap” or “mid cap” or large cap,” etc., but the range must be reasonable.
Please tell us in a written follow-up response how the Fund’s 80% policy satisfies Rule 35d-1 under the 1940 Act (the “Names Rule”) within the bounds of a reasonable definition of “small cap” investments.  For purposes of the 80% policy, the Fund may define “small cap” within a reasonable capitalization range, or by reference to an index that is presumed reasonable, like the Russell 2000, or by some other appropriate reference.
To the extent that the Fund and Index Provider define “small cap” to be companies with market capitalizations that do not exceed a certain ceiling, please (i) confirm the specific ceiling, (ii) provide in your analysis why this ceiling is appropriate for “small cap,” and (iii) explain to us how the Fund’s 80% policy ensures that at least 80% of its investments will be within this market capitalization range. If the Fund is relying on the Underlying Index methodology for this purpose, explain to us how such rules-based methodology ensures that securities in the Underlying Index will not exceed the small-cap range. It may be helpful to substantiate your response by providing us with data that shows that the Underlying Index methodology’s current criterion for determining small cap securities is consistent with a reasonable definition of “small cap.”

RESPONSE:  The Index Provider will implement an individual security market capitalization cap of $7 billion or less at the time of reconstitution, subject to annual review and adjustment. In addition, the Names Rule permits issuers to define the terms used in their name. In the 2023 Names Rule adopting release (Investment Company Names, Release No. 33-98438 (Sep. 20, 2023)), the SEC stated that “[u]nderstanding how terms used in a fund’s name are understood by the fund’s investment manager is key information that an investor needs to make an investment decision, as this will help the investor understand whether the investment focus the name suggests is consistent with the investor’s investment goals and risk tolerance.” In order to address this concern, the Trust will add the following disclosure to the Prospectus, so investors can understand how the Index Provider defines “small cap” companies:

The Index Provider considers a security to be within the small-cap category if it is in the smallest 85% to 97% of the cumulative market cap of all stocks listed on U.S. stock exchanges at time of selection, which, as of the date of this Prospectus, results in companies being deemed within the small-cap category if they have a market capitalization of $6.8 billion or less at the time of reconstitution.

The Trust believes the foregoing is appropriate and consistent with a reasonable definition of “small cap” and established industry use (as required by the Names Rule), particularly when comparing the Underlying Index’s selection criteria to the Russell 2000 Index, which the market has generally utilized as a benchmark for small caps. Relative to the Russell 2000 Index, the Underlying Index is designed to maintain purer small-cap exposure for the following reasons:

a)
More Frequent Reconstitutions – The Underlying Index reconstitutes quarterly, whereas the Russell 2000 Index only reconstitutes annually. This allows the Underlying Index to systematically remove names that have grown beyond the small-cap category more quickly than the Russell 2000 Index, which can retain larger companies for up to a year.

b)
Stricter Small-Cap Exposure – Currently, the Underlying Index has only four securities above $6.8 billion, with the highest at $13.9 billion. In contrast, the Russell 2000 Index currently includes names as large as $17.7 billion and a total of 28 securities above $6.8 billion, meaning the Underlying Index’s methodology enforces a stricter cap on company size over time.

c)
Defined Small-Cap Universe – While the Russell 2000 Index ranks companies based on absolute market cap (1,001–3,000 largest), the Underlying Index’s methodology maintains a clearer focus on small-cap size using cumulative market capitalization, which is reinforced with each quarterly reconstitution. Utilizing cumulative market capitalization to define the small-cap category is also consistent with other prominent small cap ETFs, such as the Vanguard Small-Cap ETF, which tracks the CRSP US Small Cap Index. The CRSP US Small Cap Index targets inclusion of the US companies that fall between the top 85% and 98% of investable equity market capitalization, which results in both methodologies (CRSP’s and the Underlying Index’s) applying the same cap (85%) when selecting small cap securities.

3.
In response to Comment 5 to the Initial Response Letter, you stated that the Underlying Index includes securities until one of the following thresholds is met: (1) over 90% of the cumulative weight of the Eligible Securities has been included in the Underlying Index, or (2) the number of included securities reaches 100. Please provide, supplementally, additional information clarifying what is meant by “90% of the cumulative weight of the Eligible Securities.”

RESPONSE: The Underlying Index methodology follows a sequential inclusion process where stocks are ranked based on their target weights and included in the Underlying Index as follows:

	1.	Assign Target Weights – Each stock in the Eligible Securities universe is given a target weight based on the portfolio construction criteria.

	2.	Sequential Inclusion – Stocks are added one by one in descending order of target weight.

	3.	Cumulative Weight Calculation – At each step, the weight of the newly included stock is added to the sum of the previously included stocks.

	4.	Stopping Criteria – The inclusion process stops when either:

• The cumulative weight reaches 90% of the total weight of the Eligible Securities.

• The portfolio reaches the max holdings threshold.

The 90% threshold is intended to ensure that the resulting portfolio effectively captures the target exposures while also reducing trading costs by limiting the number of small positions.

4.
In response to Comment 8 to the Initial Response Letter, you stated that “because the Fund intends to transact with authorized participants primarily in kind, it does not currently anticipate significant tax impacts to investors as a result of the in-kind seed investment.” Please add this disclosure to the risk entitled, “Risk of Having Transferred Basis in Shares.”

RESPONSE: The Trust has revised the disclosure as requested.

5.
In response to Comment 12 to the Initial Response Letter, you indicated that the sub-license agreement between the Adviser and the Fund was not material because it is licensed to the Fund at no cost. Item 601 of Regulation S-K provides that “material contracts” include “[e]very contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report…. If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it… [is a] contract upon which the registrant's business is substantially dependent….” Please explain why the sub-license agreement is not considered a material contract under Item 601 of Regulation S-K.

RESPONSE:  The sub-license agreement has been prepared in the ordinary course of the Fund’s business as part of the implementation by the Adviser of the Fund’s index-based strategy. Accordingly, it is not a material contract under Item 601(b)(10) of Regulation S-K, which requires such contracts to not be made in the ordinary course. In addition, while subsection (ii)(B) continues to require the filing of those ordinary course contracts upon which the registrant’s business is “substantially dependent,” the Fund’s business is not substantially dependent on the execution of a sub-license agreement. The contract is put in place as a formality, not a necessity, as the Adviser does not require the execution of such contract to implement the Fund’s index-based strategy.

* * *

Thank you for your comments.  Please feel free to contact me at 215-564-8528 or, in my absence, Fabio Battaglia at 215-564-8077, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

cc:	Derin Cohen
Fei Xue
Fabio Battaglia

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